 Exhibit 99.1

Media Advisory: TransAlta and TransAlta Renewables Annual Meetings of Shareholders and First Quarter 2023 Results and Conference Call

CALGARY, AB, April 11, 2023 /CNW/ -

2023 Annual Meeting of TransAlta Corporation Shareholders

On Friday, April 28, 2023, TransAlta Corporation ("TransAlta") (TSX: TA) (NYSE: TAC) will hold its annual meeting of shareholders at 12:30 p.m. Mountain Time (2:30 p.m. ET) in a virtual-only meeting format via live audio webcast. The management proxy circular (available at https://transalta.com/investors/results-reporting/) provides detailed information about the business of the meeting and the voting process. TransAlta will only conduct the formal business of the meeting and there will not be a management presentation following the formal business of the meeting.

2023 Annual Meeting of TransAlta Renewables Inc. Shareholders

On Thursday, May 4, 2023, TransAlta Renewables Inc. ("TransAlta Renewables") (TSX: RNW) will hold its annual meeting of shareholders at 10:00 a.m. Mountain Time (12:00 p.m. ET) in a virtual-only meeting format via live audio webcast. The management proxy circular (available at https://transaltarenewables.com/investors/results-reporting/) provides detailed information about the business of the meeting and the voting process. TransAlta Renewables will only conduct the formal business of the meeting and there will not be a management presentation following the formal business of the meeting.

Q1 2023 Earnings Release, Conference Call and Webcast

TransAlta and TransAlta Renewables will release their first quarter 2023 results before markets open on Friday, May 5, 2023. A conference call and webcast to discuss the results will be held for investors, analysts, members of the media and other interested parties the same day beginning at 9:00 a.m. Mountain Time (11:00 a.m. ET). The media will be invited to ask questions following analysts.

Any questions regarding TransAlta Renewables may be asked on the TransAlta conference call.

First Quarter 2023 Conference Call:
Toll-free North American participants call: 1-888-664-6392
 Webcast link: https://app.webinar.net/lGjLRb41wr2

Related materials will be available on the Investor Centre section of TransAlta's website at https://transalta.com/investors/presentations-and-events/. If you are unable to participate in the call, the instant replay is accessible at 1-888-390-0541 (Canada and USA toll free) with TransAlta pass code 337489 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

About TransAlta:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 111 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and its climate change strategy with CDP (formerly Climate Disclosure Project) and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has been recognized by CDP with an 'A-' rating. TransAlta has achieved a 61 per cent reduction in GHG emissions since 2015.

For more information about TransAlta, visit its website at transalta.com.

About TransAlta Renewables Inc.:

TransAlta Renewables is among the largest of any publicly traded renewable independent power producers ("IPP") in Canada. Our asset platform and economic interests are diversified in terms of geography, generation and counterparties and consist of interests in 26 wind facilities, 11 hydroelectric facilities, eight natural gas generation facilities, two solar facilities, one natural gas pipeline, and one battery storage project, representing an ownership interest of 2,965 megawatts of owned generating capacity, located in the provinces of British Columbia, Alberta, Ontario, Québec, New Brunswick, the States of Pennsylvania, New Hampshire, Wyoming, Massachusetts, Michigan, Minnesota, Washington, North Carolina, and the State of Western Australia. For more information about TransAlta Renewables, visit its web site at transaltarenewables.com.

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2023/11/c6566.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 20:35e 11-APR-23